

06015978

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME JER Envirotech Int Corp.

*CURRENT ADDRESS 130 - 13160 Vanier Place
Richmond, British Columbia

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 16 2006
THOMSON
FINANCIAL

FILE NO. 82- 35002 FISCAL YEAR 8/31/04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: EBS
DAT : 8/14/06


SEC MAIL PROCESSING
RECEIVED
JUN 2 7 2006
WASH, D.C.
209
SECTION

JER ENVIROTECH LTD.
(A development stage company)
CONSOLIDATED FINANCIAL STATEMENTS
AUGUST 31, 2004 AND 2003
(IN CANADIAN DOLLARS)

AUDITORS' REPORT
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Driving Growth

BDO Dunwoody LLP
Chartered Accountants and Advisors

600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Fax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Auditors' Report

To the Shareholders of
JER Envirotech International Corp.

We have audited the consolidated balance sheet of JER Envirotech Ltd. as at August 31, 2004 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at August 31, 2003 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 29, 2004.

BDO Dunwoody LLP

Chartered Accountants

Vancouver, British Columbia

December 20, 2004

JER ENVIROTECH LTD.
(A development stage company)
Consolidated Balance Sheets
August 31, 2004 and 2003

		2004		2003
ASSETS				
Current				
Cash	$	41,670	$	-
Receivables		12,156		-
GST recoverable		14,479		1,095
Investment tax credits refundable		-		7,152
Inventories (Note 3)		106,898		-
Prepaid expenses and deposit		23,310		-
Total Current Assets		198,513		8,247
Deposit (Note 4)		235,218		-
Equipment (Note 4)		181,363		-
Licence (Note 5)		8,759		9,759
Total assets	$	623,853	$	18,006
LIABILITIES AND CAPITAL DEFICIT				
Liabilities				
Current				
Accounts payable and accrued liabilities	$	96,177	$	11,296
Due to related parties (Note 6)		-		180,186
Total current liabilities		96,177		191,482
Notes payable (Note 7)		250,000		-
Total liabilities		346,177		191,482
Non-controlling interest (Note 10 (c))		400,250		-
Capital deficit				
Common stock (Note 8)		306,693		6,693
Contributed surplus (Note 6)		165,563		-
Deficit accumulated in the development stage		(594,830)		(180,169)
Total capital deficit		(122,574)		(173,476)
Total Liabilities and Capital Deficit	$	623,853	$	18,006

APPROVED BY THE DIRECTORS:

/s/ Rafael A. Diego

/s/ Sokhie Puar

The accompanying notes are an integral part of these consolidated financial statements.

JER ENVIROTECH LTD.
(A development stage company)
Consolidated Statements of Loss and Deficit
For The Years Ended August 31, 2004 and 2003

		2004		2003
Sales	$	8,484	$	5,853
Cost of sales (including inventory writedown of $16,139)		23,233		2,933
Gross profit (loss)		(14,749)		2,920
Expenses				
Advertising and promotion		5,289		321
Bank charges		497		101
Consulting fees		55,453		-
Depreciation and amortization		12,093		241
Insurance		3,183		-
License, duties, fees and taxes		2,267		-
Professional fees		43,701		476
Rent		12,875		-
Research and development		16,630		6,542
Royalty (Note 5)		11,667		-
Supplies and miscellaneous		18,029		1,879
Telephone and communications		3,792		336
Transportation and freight		8,490		-
Travel		39,115		2,804
Wages and benefits		166,831		-
		399,912		12,700
Net loss for the year		(414,661)		(9,780)
Deficit accumulated in the development stage, beginning of year		(180,169)		(170,389)
Deficit accumulated in the development stage, end of year	$	(594,830)	$	(180,169)

The accompanying notes are an integral part of these consolidated financial statements.

JER ENVIROTECH LTD.
(A development stage company)
Consolidated Statements of Cash Flows
For the Years Ended August 31, 2004 and 2003

		2004		2003
Cash provided by (used in)				
Operating Activities				
Net loss for the year	$	(414,661)	$	(9,780)
Adjustments to reconcile net loss for the year to cash used in operations:				
Depreciation and amortization		12,093		241
Change in non-cash working capital items:				
Receivables		(12,156)		-
Prepaid expenses and deposits		(23,310)		-
GST recoverable		(13,384)		(1,095)
Inventories		(106,898)		-
Investment tax credits refundable		7,152		(7,152)
Accounts payable and accrued liabilities		84,881		11,296
		(466,283)		(6,490)
Investing Activities				
Deposit		(235,218)		-
Other assets		-		(10,000)
Acquisition of equipment		(192,456)		-
		(427,674)		(10,000)
Financing Activities				
Proceeds from notes payable		250,000		-
Proceeds from issuance of shares		300,000		-
Advances from (repayments to) related parties		(14,623)		16,482
Contributions by non-controlling interest		400,250		-
		935,627		16,482
Increase (decrease) in cash		41,670		(8)
Cash, beginning of year		-		8
Cash, end of year	$	41,670	$	-
Supplemental Information				
Interest and taxes paid	$	-	$	-
Non-cash investing and financing activities:				
Forgiveness of amounts due to related parties	$	165,563	$	-

The accompanying notes are an integral part of these consolidated financial statements.

JER ENVIROTECH LTD.
(A development stage company)
Notes to Consolidated Financial Statements
August 31, 2004 and 2003

1. Nature of Business and Ability to Continue as a Going Concern

The Company was incorporated on July 22, 1997 under the Company Act of British Columbia, but was inactive until September 1, 2001.

The Company is in the business of manufacturing and marketing proprietary wood-plastic composite ("WPC") compounds manufactured using waste wood and recycled poly-propylene plastic. The Company is focusing its marketing efforts on the automotive and construction industries. The compounds were developed under a research collaboration agreement with the National Research Council of Canada ("NRC") and are subject to patent applications filed in Canada and the United States. These composite formulae are owned by the NRC which has granted the Company a ten-year exclusive world-wide license on the technology.

On June 2, 2004, the shareholders of the Company entered into a share exchange agreement with Consolidated Kronofusion Technologies Inc. ("Kron", a British Columbia company whose shares trade on the TSX Venture Exchange) whereby the Company would become a wholly-owned subsidiary of Kron in a reverse takeover transaction. The share exchange closed in September 2004. This transaction was initiated to provide the Company with necessary access to capital to pursue its development goals, including the construction of its new manufacturing facility and lease of premises and equipment (Note 11).

These consolidated financial statements are prepared on a basis of accounting principles applicable to a going concern, which assume the realization of assets and satisfaction of liabilities and commitments in the normal course of business.

At August 31, 2004, the Company has only recently commenced earning revenue and has an accumulated deficit as at August 31, 2004 of $594,830, including a loss for the year ended August 31, 2004 of $414,661. These conditions raise doubt about the Company's ability to continue as a going concern.

The continuation of the Company as a going concern is dependant upon its ability to raise additional financing and ultimately attain and maintain profitable operations. To the extent the Company is unable to cover its ongoing cash requirements through operations, the Company expects to raise additional equity financing to cover any shortfall. There can be no assurance that such financing and profitability will occur. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying value and classification of assets and liabilities should the Company be unable to continue as a going concern.

In the event that cash flow from operations, if any, together with the proceeds of any future financings, are insufficient to meet the Company's current operating expenses, the Company will be required to re-evaluate its planned expenditures and allocate its total resources in such a manner as the Board of Directors and management deems to be in the Company's best interest. This may result in a substantial reduction of the scope of existing and planned operations.

2. Summary of Significant Accounting Policies

a) Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.

These consolidated financial statements include the accounts of the Company and its newly-incorporated (April 22, 2004) 75%-owned subsidiary, JER Manufacturing B.C. Ltd. ("Manufacturing"). All inter-company balances and transactions have been eliminated.

On June 30, 2004, the Company entered into an agreement with PGCO Investments Ltd. ("PGCO"), incorporating Manufacturing for the purpose of manufacturing JERTech™ compounds and panel boards. The Company was to contribute to Manufacturing the right to manufacture and supply the products while PGCO contributed $650,000 for working capital and the acquisition of equipment. (Note 10 (c)) Manufacturing was operationally inactive at August 31, 2004 and is expected to start commercial operation on January 1, 2005.

The Company is considered a development stage company and currently operates in one business segment.

b) Equipment

Equipment is depreciated over their estimated useful lives using the declining-balance method at the following annual rates:

Machinery and equipment	-	20%
Computer equipment	-	30%
Furniture, fixtures and office equipment	-	20%

c) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and revenues and expenses for the periods reported. Actual results could differ from those estimates.

d) Fair Value of Financial Instruments

Except for the notes payable, the carrying amounts of the Company's financial assets and liabilities as reported in the balance sheets approximate fair value because of the immediate or short-term maturity of these financial instruments. It is impractical to assess the fair value of long-term payables to Kron made in contemplation of the share exchange agreement.

2. Summary of Significant Accounting Policies - Continued

e) Inventories

Inventories consist of raw materials and finished compounds and goods, and are recorded at the lower of cost and market where cost is determined on a weighted-average basis. Market for raw materials is determined to be replacement cost while market for finished compounds and goods is the estimated net realizable value of the finished goods.

f) Research and Development

Research costs are expensed in the period in which they are incurred. Development costs are expensed in the period incurred unless, in the opinion of management, the deferral criteria established by the Canadian Institute of Chartered Accountants are satisfied in all material respects, in which case development expenditures are capitalized and amortized over the estimated life of the related products. To date, no expenditures incurred have met the criteria for deferral.

g) Investment Tax Credits

Investment tax credits earned with respect to current expenditures for qualified research and development activities are recorded as a reduction of expenses in the Consolidated Statements of Loss and Deficit. Investment tax credits are accrued when qualifying expenditures are made and when there is reasonable assurance that the credits will be realized. Such tax credits are typically subject to audit by Canadian taxation authorities. Any adjustments arising from the audit of the Company's application will be recorded in the period of assessment.

h) Licence

The technology licenced from the NRC is amortized on a straight-line basis over the ten-year licence term.

i) Foreign Currency

The Company's functional currency is the Canadian dollar as its cash flows are denominated primarily in Canadian dollars.

Transactions in currencies other than the Canadian dollar are recorded using the exchange rates in effect on the transaction date. Monetary assets and liabilities denominated in foreign currencies are then further translated to the Canadian dollar using period end exchange rates. Exchange gains or losses arising therefrom are charged to the Consolidated Statements of Loss and Deficit.

j) Revenue Recognition

The Company recognizes revenue when the product is shipped (at which time title is transferred to the purchaser) the price is fixed and determinable and realization of the sales price is probable.

JER ENVIROTECH LTD.
(A development stage company)
Notes to Consolidated Financial Statements
August 31, 2004 and 2003

2. Summary of Significant Accounting Policies - Continued

k) Income Taxes

The Company accounts for income taxes using the liability method. Future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date.

Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Although the Company has tax loss carryforwards, there is uncertainty as to utilization prior to their expiry. Accordingly, the future tax asset amounts have been fully offset by a valuation provision.

l) Impairment of Long-lived Assets

The Company annually assesses its equipment and technology licence for impairment. The Company will recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows. Should such long-lived asset not be recoverable from projected undiscounted future cash flows, an impairment loss is determined as the difference between the carrying amount and fair value of the asset. No write-downs were determined by management to be necessary for the years ended August 31, 2004 and 2003.

3. Inventories

	2004	2003
Raw materials	**$ 48,273**	$ -
Finished compounds and goods	**58,625**	-
	$ 106,898	$ -

4. Equipment

	2004		
	Cost	Accumulated Depreciation	Net Book Value
Machinery and equipment	$ 178,816	$ 8,746	$ 170,070
Computer equipment	6,245	1,312	4,933
Office equipment	3,537	488	3,049
Furniture and fixtures	3,858	547	3,311
	$ 192,456	$ 11,093	$ 181,363

4. Equipment - Continued

Machinery and Equipment includes $117,075 of equipment acquired and not yet in use. No depreciation was taken on such equipment. The Company had no equipment as at August 31, 2003.

At August 31, 2004, the Company paid $235,218 as a downpayment against equipment acquired in October 1, 2004. The total cost of equipment purchased subsequent to August 31, 2004 was $723,241.

5. Licence

Pursuant to a technology licence agreement dated June 4, 2003 with the NRC, the Company was granted a ten-year exclusive licence which will permit the technology to be used by the Company for commercialization of a number of formulations it had developed out of recycled wood and plastic waste. As consideration for the grant of the licence the Company paid NRC a licence fee of $10,000. Royalties shall also be paid to the NRC at 3% on sales of WPC compound and products derived therefrom, and at 33.33% on revenue received from sub-licensing the technology. Under the terms of the agreement the Company must pay a minimum annual royalty of $5,000 on December 31, 2003 and $10,000 thereafter on December 31 of each subsequent year.

In order to maintain the licence agreement in good standing, JER is required to diligently pursue the commercialization of the WPC compounds and any products derived therefrom.

6. Due to Related Parties

Amounts due to two directors were unsecured, non-interest bearing and without specific terms of repayment. During the year ended August 31, 2004, in contemplation of the closing of the share exchange agreement, the related parties forgave $165,563 owing to them. The forgiveness has been recorded as Contributed Surplus and the balance was repaid during the year ended August 31, 2004.

7. Notes Payable

At August 31, 2004, the Company had received proceeds from notes payable to Kron in the amount of $250,000 (2003 – Nil) in contemplation of the reverse takeover (Note 11). The notes are non-interest bearing and repayable at such time that the Company is no longer a subsidiary of Kron. The notes are collateralized by a general security agreement covering the assets of the Company.

Subsequent to August 31, 2004, the Company has received additional advances from Kron of $341,600 bearing similar terms.

JER ENVIROTECH LTD.
(A development stage company)
Notes to Consolidated Financial Statements
August 31, 2004 and 2003

8. Common Stock

At August 31, 2004 and 2003, authorized and issued common stock of the Company was as follows:

Authorized

100,000 common shares without par value

On May 10, 2004, the Company increased its authorized share capital to unlimited common shares without par value in contemplation of the reverse takeover transaction (Note 11).

Issued

	Number of common shares	Amount
Balance, September 1, 2002 and 2003	**6,527**	$ 6,693
Issued during the year:		
Principal shareholders in contemplation of the reverse takeover	**8,193,473**	-
Private placement in June 2004 for cash	**1,250,668**	300,000
Balance, August 31, 2004	**9,450,668**	$ 306,693

There were no stock options or warrants issued or outstanding in the Company during the years ended August 31, 2004 and 2003.

JER ENVIROTECH LTD.
(A development stage company)
Notes to Consolidated Financial Statements
August 31, 2004 and 2003

9. Income Taxes - Continued

The provision for income taxes reported differs from the amounts computed by applying the cumulative federal and provincial income tax rates to the loss before tax provision due to the following:

		2004		2003
Statutory tax rate		**36%**		38%
Recovery of income taxes computed at standard rate	**$**	**(147,700)**	$	(3,700)
Forgiveness of debt		**59,000**		-
Non-deductible items		**4,200**		-
Increase in valuation allowance		**84,500**		3,700
	$	**-**	$	-

The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax assets are as follows:

		2004		2003
Operating loss carry-forward	**$**	**145,500**	$	64,900
Accumulated cost-base differences on long-term assets		**3,900**		-
Valuation allowance		**(149,400)**		(64,900)
	$	**-**	$	-

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income.

At August 31, 2004, the Company had estimated losses carried forward of approximately $409,000 expiring in various amounts over the period from 2005 to 2014.

10. Commitments

a) The Company has entered into a premises lease for its administrative offices in Richmond, British Columbia, with monthly rent of $1,650 expiring on October 14, 2005. On September 10, 2004, the Company's subsidiary entered into a premises lease for its manufacturing facility in Delta, British Columbia for a term of seven years commencing on November 1, 2004 at a monthly lease rate of approximately $11,120. Minimum annual lease payments over the remaining term of the lease are as follows:

Year ended August 31	Amount
2005	$ 129,659
2006	135,920
2007	133,445
2008	133,445
2009	133,445
Thereafter	289,130
	$ 955,044

At August 31, 2004 the Company had paid a deposit against a potential premises lease in Delta, British Columbia of $20,933. Such amount, included in prepaid expenses and deposits, was refunded subsequent to August 31, 2004 upon the Company terminating negotiations with the landlord.

b) The Company has also entered into an agreement to establish a production facility in India as well as a memorandum of understanding to establish a joint-venture production facility in the Philippines. The India joint venture agreement is dated June 4, 2004 (the "India JV Agreement") with Master Trust Ltd. (a merchant banking company) of Ludhiana, India and provides for the establishment of a production facility in India.

Pursuant to the terms of the India JV Agreement, JER will provide the rights to manufacture and supply the Company's compounds or products derived from the compounds for the exclusive benefit of the Company, while Master Trust Ltd. will provide business know-how to incorporate a JV Company in India, establish a production facility and develop distribution and sales of the Company's products and products derived therefrom in India and surrounding international areas. The India JV Agreement contemplates capital contributions of approximately $418,000 from each party to the joint-venture, to be paid at such times as the parties may agree. Each of the Company and Master Trust Ltd. will hold 1,470,000 voting shares of the JV company. In addition the Company will hold 60,000 non-voting shares, bringing the Company's total equity interest to 51% of the JV company.

No amounts have yet been advanced in respect of this agreement.

10. Commitments - Continued

c) Pursuant to agreement with PGCO in respect to the organization of Manufacturing (Note 2(a)), PGCO had advanced $400,000 to the Company as of August 31, 2004. A further $250,000 was advanced to the Company by PGCO in September 2004. The advances are repayable only at the discretion of Manufacturing's management committee out of positive cash flow as defined in the shareholders agreement. Pursuant to the agreement, PGCO has preferential right to cash distributions (in the amount of the advances) before any profits are otherwise shared among the shareholders on a pro-rata basis. The advances are collateralized by 1,000,000 Kron common shares owned by two directors. Such advances are recognized in these financial statements

In connection with the collaterization of these Kron common shares, in September 2004 the directors were issued an aggregate of 271,428 Kron common shares. Additionally, in September 2004, Kron paid a finder's fee of 117,188 common shares in connection with this financing.

d) In September 2004, the Company entered into an agreement with Varshney Capital Corp., a company controlled by two common directors of Kron, to provide management services to the Company for a period of three years in exchange for a monthly fee of $6,000.

11. Subsequent Events

a) On June 2, 2004, the Company's shareholders entered into an agreement with Kron whereby Kron would acquire all of the Company's issued and outstanding common shares in exchange for 9,450,668 post-consolidation common shares of Kron. The transaction was approved by all parties to the agreement and the TSX Venture Exchange on September 21, 2004. At the conclusion of the transaction, the Company became a wholly-owned subsidiary of Kron.

The acquisition will be accounted for in future financial statements as a reverse acquisition as the former shareholders of the Company controlled 61.2% of Kron immediately following the transaction. Under reverse acquisition accounting, the Company is the accounting acquirer. Financial statements subsequent to the acquisition date will be presented as a continuation of the Company. The value assigned to common stock issued by Kron for the acquisition of the Company will be the carrying value of the net assets of Kron at the acquisition date.

In connection with the share exchange, Kron first consolidated its share capital on a basis of two existing shares for one new share. The shares issued to the Company's shareholders will be subject to escrow in accordance with the policies of the TSX Venture Exchange. An additional 3,500,000 Kron shares are reserved for issuance to the former shareholders of the Company for release on achieving certain revenue milestones over six years.

11. Subsequent Events - Continued

b) Also in connection with the reverse takeover:

- Kron changed its corporate name l to JER Envirotech International Corp. As well, the new year end of Kron will be August 31 (from December 31).
- On September 21, 2004, Kron completed a private placement of 1,751,999 units at a price of $0.60 per unit for proceeds of $1,051,199. Each unit consisted of one common share and a warrant exercisable into common shares on a 1:1 basis for a period of two years at a price of $0.70 per warrant in the first year and $0.90 per warrant in the second year. Commissions and finders fees paid in cash in respect of the private placement totaled $58,744.
- Kron paid a finders' fee of 422,108 common shares.

c) Certain capital information of Kron as at December 20, 2004 is as follows:

Authorized share capital

Unlimited number of Class A preferred shares, no par value
Unlimited number of Class B preferred shares, no par value
Unlimited number of common shares, no par value

Issued share capital

15,314,924 common shares, of which 8,913,130 common shares are held in escrow subject to release.

Warrants issued and exercisable

Number of Warrants	Exercise Price	Expiry Date
148,750	$0.30	October 6, 2005
1,751,999	$0.70	September 21, 2006 *
1,900,749		

* The 1,751,999 warrants expiring on September 21, 2006 are exercisable at a price of $0.70 per warrant in the first year and $0.90 per warrant in the second year.

11. Subsequent Events - Continued

Stock Option Plan

In 2004, the shareholders of Kron approved a stock option plan ("the 2004 Plan") for directors, employees and certain consultants. The total number of options available under the 2004 Plan is not to exceed 10% of the issued and outstanding shares of Kron on the date of the award. Pursuant to the 2004 Plan, the aggregate number of options that may be granted to an individual shall not exceed 5% (or 2% for an employee conducting investor relations activities in any 12-month period) of the outstanding shares of the Company on the date of grant. The Company shall not grant in excess of 2% to a consultant in any 12-month period and for a consultant performing investor relations activities, the options must vest over a 12-month period with no more than ¼ of the options vesting in any three-month period. As at December 20, 2004, the total options remaining to be granted pursuant to the 2004 Plan was 139,742. The term of options granted under the 2004 Plan cannot exceed 5 years. The vesting and exercise price of each option is determined by the Board of Directors and the exercise price shall not be less than the discounted market price of the Company's shares on the date of grant calculated based on a formula.

Stock options outstanding and exercisable at December 20, 2004 are as follows:

Number of Options	Exercise Price	Expiry Date
90,625	$0.24	December 10, 2006
111,125	$0.24	August 18, 2008
970,000	$0.60	June 23, 2009
150,000	$0.70	August 18, 2009
50,000	$0.70	August 24, 2009
20,000	$0.90	September 29, 2009
1,391,750		

12. Comparative Figures

Certain comparative figures have been reclassified to conform with the current period's financial statement presentation.